

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 8, 2018

Gillian Munson
Chief Financial Officer
XO Group, Inc.
195 Broadway, 25th Floor
New York, New York 10007

> **Re: XO Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 2, 2018**
> **File No. 1-35217**

Dear Ms. Munson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products

cc: Ryan Dopkin
       Director, Corporate Accounting